Kline Law Group, PC

100 Pine Street, Suite 1250

San Francisco, CA 94111

T – 415.745.3636

F – 415.745.3301

April 25, 2014

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cardinal Resources, Inc. (f/k/a JH Designs, Inc.)
Form 8-K/A, Amendment No. 1
Filed March 24, 2014
Response dated March 24, 2014
File No: 000-54983

Dear Mr. Thompson:

On behalf of Cardinal Resources, Inc., formerly JH Designs, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated April 1, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Form 8-K (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Item 4.01 Change in Registrant’s Certifying Accountant, page 30

(a) Dismissal of Previous Independent Registered Public Accounting Firm, page 30

1.	We note your disclosure in the third paragraph that a copy of Li and Company, PC’s letter will be filed by amendment which is the same disclosure provided in your initial Form 8-K filed December 3, 2013. It appears that a letter from Li and Company, PC is not filed as Exhibit 16 to the amendment filed March 24, 2014. In this regard, please file a letter from LI and Company, PC as Exhibit 16 in an amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter then please disclose this fact in the amended Form 8-K.

Securities and Exchange Commission

April 25, 2014

RESPONSE:

A letter from Li and Company, P.C. has been included in the Amendment at Exhibit 16.1.

The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Scott C. Kline
Scott C. Kline

cc:	Yolanda Guobadia

Kline Law Group, PC

100 Pine Street, Suite 1250, San Francisco, CA 94111